EXHIBIT 3.3(A)

                      FIFTH AMENDMENT TO

                          BYLAWS OF
                      HAVEN BANCORP, INC.



The first paragraph of Article II, Section 1 is hereby amended as follows:

               ARTICLE 11 - BOARD OF DIRECTORS

Section 1.  General Powers, Number and Term of Office.


The business and affairs of the Corporation shall be under the direction of its Board of Directors. The number of Directors who shall constitute the Whole Board shall be such number as the Board of Directors shall from time to time have designated except in the absence of such designation shall be nine. The Board of Directors shall annually elect a Chairman of the Board from among its members who shall, when present, preside at its meetings.




Dated:  December 22, 1999